UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM SD SPECIALIZED DISCLOSURE REPORT

World Wrestling Entertainment, Inc.
(Exact name of the registrant as specified in its charter)

Delaware	001-16131	04-2693383
(State or other jurisdiction	(Commission File	(IRS Employer
of incorporation or organization)	Number)	Identification No.)

1241 East Main Street, Stamford, CT	06902
(Address of principal executive offices)	(Zip Code)

James W. Langham, Senior Vice President, Deputy General Counsel and Assistant Secretary; (203) 352-8600
 (Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
Ä	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2018

Section 1	Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

This Specialized Disclosure Report on Form SD of World Wrestling Entertainment, Inc. (“WWE”) is for the period from January 1, 2018 to December 31, 2018.  Unless the context indicates otherwise, “WWE,” “we,” “us,” and “our” refer to World Wrestling Entertainment, Inc. and its consolidated subsidiaries.

During 2018, we contracted to manufacture products for which 3TGs (as defined below) are necessary to their functionality or production.  The term “3TGs” refers to columbite-tantalite (coltan), cassiterite, gold, wolframite or their derivatives, which are limited to tantalum, tin and tungsten.  Our foam fingers contained small amounts of tin and certain WWE lapel pins contained small amounts of gold (the foam fingers and WWE lapel pins being the “Covered Products”).

Accordingly, we have conducted a country of origin inquiry (“COI”) that was reasonably designed to determine whether any of the tin in the Covered Products originated in the Democratic Republic of the Congo or an adjoining country (the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia or Angola), or were from recycled or scrap sources.

Information about our COI, as well as the steps we have taken to exercise due diligence on the source and chain of custody of the tin in the Covered Products, is included in our Conflict Minerals Report, which is included as an exhibit to this Form SD.  In addition, our Conflict Minerals Report is publicly available at http://ir.corporate.wwe.com/docs.aspx?iid=4121687, as well as the SEC’s EDGAR database at www.sec.gov.

Section 2	Exhibits

Item 2.01	Exhibits

Exhibit 1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of Form SD

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 28, 2019	By: \s\ Lauren A. Dienes-Middlen Lauren A. Dienes-Middlen, Senior Vice President and Assistant General Counsel-IP

EXHIBIT INDEX

1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of Form SD.